                                             CUSIP No. 23380G106

                                              ----------------------------------
                                              4OMB APPROVAL
                                              ----------------------------------
                                              OMB Number: . . . . . . 3235-0145
                                              Expires:. . . . . October 31, 1994
                                              Estimated average
                                              burden hours per form. . . . 14.90
                                              ----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                            DAILEY PETROLEUM SERVICES
--------------------------------------------------------------------------------
                                 Name of Issuer

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23380G106
--------------------------------------------------------------------------------
                                  CUSIP Number

               ROBERT C. GREENWOOD  ROBERTSON, STEPHENS & COMPANY
           555 CALIFORNIA STREET, SUITE 2600, SAN FRANCISCO, CA  94104
                                 (415) 781-9700
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications

                                 OCTOBER 9, 1996
--------------------------------------------------------------------------------
              Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement   [ ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 23380G106                                                 page 2 of 20

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23380G106                                                 page 3 of 20


--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          CUSIP NO. 23380G106
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Robertson Stephens Global Natural Resources Fund
          Tax I.D. 94-6688562
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /

                                                             (b)/ X /
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  /  /
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
--------------------------------------------------------------------------------
  NUMBER OF              7    SOLE VOTING POWER
   SHARES                     0
  BENEFICIALLY      ------------------------------------------------------------
   OWNED                 8    SHARED VOTING POWER
                              250,000
                    ------------------------------------------------------------
  BY EACH
  REPORTING              9    SOLE DISPOSITIVE POWER
                              0
                    ------------------------------------------------------------
  PERSON WITH            10   SHARED DISPOSITIVE POWER
                              250,000
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          250,000
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)

          5.8%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          IV
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 23380G106                                                 page 4 of 20

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          CUSIP NO. 23380G106
--------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robertson, Stephens & Company, Incorporated
          Tax I.D. 94-3172874     See Exhibit A for a list of Executive Officers
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) /  /
                                                             (b) /X/
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          OO (Working Capital of Purchasing Funds)  See Item 2.
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  /  /
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA

--------------------------------------------------------------------------------
  NUMBER OF              7    SOLE VOTING POWER
  SHARES                      0
 BENEFICIALLY           -------------------------------------------------------
  OWNED                  8    SHARED VOTING POWER
                              450,000 (Includes shares held of record by The
                              Robertson Stephens Orphan Fund of which Robertson,
                              Stephens & Co. Investment Management, L.P. and
                              Bayview Investors, Ltd. are the General Partners.
                              Robertson, Stephens & Co., Inc. is General Partner
                              of Robertson, Stephens & Co. Investment
                              Management, L.P. and Bayview Investors, Ltd..
                              Includes shares held of record by The Robertson
                              Stephens Orphan Offshore Fund of which Robertson,
                              Stephens & Co. Investment Management, L.P. is
                              General Partner.  Includes shares held of record
                              by The Robertson Stephens Global Natural Resources
                              Fund of which Robertson, Stephens & Co. Investment
                              Management, L.P. is investment adviser.  Includes
                              shares held of record by The Robertson Stephens
                              Partners Fund of which Robertson ,Stephens & Co.
                              Investment Management, L.P. is investment adviser.
                              See Item 5.)
                    ------------------------------------------------------------
  BY EACH
  REPORTING              9    SOLE DISPOSITIVE POWER
                              0
                    ------------------------------------------------------------
PERSON WITH             10    SHARED DISPOSITIVE POWER
                              450,000
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          450,000
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       /  /
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)

          10.5%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

CUSIP No. 23380G106                                                 page 5 of 20

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          CUSIP NO. 23380G106
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul Stephens
          Tax I.D. ###-##-####
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) /  /
                                                             (b) /X/
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*
          WC & PF
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       /  /
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF              7    SOLE VOTING POWER
   SHARES
  BENEFICIALLY      -----------------------------------------------------------
    OWNED                8    SHARED VOTING POWER
                              450,000 (Includes shares held of record by The
                              Robertson Stephens Orphan Fund of which Robertson,
                              Stephens & Co. Investment Management, L.P. and
                              Bayview Investors, Ltd. are the General Partners.
                              Robertson, Stephens & Co., Inc. is General Partner
                              of Robertson, Stephens & Co. Investment
                              Management, L.P. and Bayview Investors, Ltd..
                              Includes shares held of record by The Robertson
                              Stephens Orphan Offshore Fund of which Robertson,
                              Stephens & Co. Investment Management, L.P. is
                              General Partner.  Includes shares held of record
                              by The Robertson Stephens Global Natural Resources
                              Fund of which Robertson, Stephens & Co. Investment
                              Management, L.P. is investment adviser.  Includes
                              shares held of record by The Robertson Stephens
                              Partners Fund of which Robertson, Stephens & Co.
                              Investment Management, L.P. is investment adviser.
                              See Item 5.)
                    ------------------------------------------------------------
  BY EACH                9    SOLE DISPOSITIVE POWER
  REPORTING
                    ------------------------------------------------------------
  PERSON WITH           10    SHARED DISPOSITIVE POWER

                              450,000
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          450,000
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          /  /
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)

          10.5%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

CUSIP No. 23380G106                                                 page 6 of 20

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

               CUSIP NO. 23380G106
--------------------------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sanford Robertson
               Tax I.D. ###-##-####
--------------------------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a)  /  /
                                                              (b)  /X/
--------------------------------------------------------------------------------
          3    SEC USE ONLY

--------------------------------------------------------------------------------
          4    SOURCE OF FUNDS*
               OO (Working Capital of Purchasing Funds) See Item 2.
--------------------------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)
                                                                    /  /
--------------------------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               CALIFORNIA
--------------------------------------------------------------------------------
  NUMBER OF              7    SOLE VOTING POWER
  SHARES
 BENEFICIALLY       -----------------------------------------------------------
  OWNED                  8    SHARED VOTING POWER
                              450,000 (Includes shares held of record by The
                              Robertson Stephens Orphan Fund of which Robertson,
                              Stephens & Co. Investment Management, L.P. and
                              Bayview Investors, Ltd. are the General Partners.
                              Robertson, Stephens & Co., Inc. is General Partner
                              of Robertson, Stephens & Co. Investment
                              Management, L.P. and Bayview Investors, Ltd..
                              Includes shares held of record by The Robertson
                              Stephens Orphan Offshore Fund of which Robertson,
                              Stephens & Co. Investment Management, L.P. is
                              General Partner.  Includes shares held of record
                              by The Robertson Stephens Global Natural Resources
                              Fund of which Robertson, Stephens & Co. Investment
                              Management, L.P. is investment adviser.  Includes
                              shares held of record by The Robertson Stephens
                              Partners Fund of which Robertson ,Stephens & Co.
                              Investment Management, L.P. is investment adviser.
                              See Item 5.)
                    ------------------------------------------------------------
  BY EACH                9    SOLE DISPOSITIVE POWER
  REPORTING
                    ------------------------------------------------------------
  PERSON WITH            10   SHARED DISPOSITIVE POWER

                              450,000
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          450,000
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        /   /
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)

          10.5%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

CUSIP No. 23380G106                                                 page 7 of 20

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          CUSIP NO. 23380G106
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael G. McCaffery
          Tax I.D. ###-##-####
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) /  /
                                                             (b) /X/
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          OO (Working Capital of Purchasing Funds) See Item 2.
--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  /   /
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
--------------------------------------------------------------------------------
  NUMBER OF              7    SOLE VOTING POWER
  SHARES
 BENEFICIALLY      ------------------------------------------------------------
  OWNED                  8    SHARED VOTING POWER
                              450,000 (Includes shares held of record by The
                              Robertson Stephens Orphan Fund of which Robertson,
                              Stephens & Co. Investment Management, L.P. and
                              Bayview Investors, Ltd. are the General Partners.
                              Robertson, Stephens & Co., Inc. is General Partner
                              of Robertson, Stephens & Co. Investment
                              Management, L.P. and Bayview Investors, Ltd..
                              Includes shares held of record by The Robertson
                              Stephens Orphan Offshore Fund of which Robertson,
                              Stephens & Co. Investment Management, L.P. is
                              General Partner.  Includes shares held of record
                              by The Robertson Stephens Global Natural Resources
                              Fund of which Robertson, Stephens & Co. Investment
                              Management, L.P. is investment adviser.  Includes
                              shares held of record by The Robertson Stephens
                              Partners Fund of which Robertson, Stephens & Co.
                              Investment Management, L.P. is investment adviser.
                              See Item 5.)
                    ------------------------------------------------------------
   BY EACH               9    SOLE DISPOSITIVE POWER
  REPORTING
                    ------------------------------------------------------------
  PERSON WITH            10   SHARED DISPOSITIVE POWER

                              450,000
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          450,000
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        /  /
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)

           10.5%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

CUSIP No. 23380G106                                                 page 8 of 20

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          CUSIP NO. 23380G106
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          G. Randy Hecht
          Tax I.D. ###-##-####
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a) /  /

                                                   (b) /X/
--------------------------------------------------------------------------------
     3    SEC USE ONLY


--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          OO (Working Capital of Purchasing Funds) See Item 2.
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                          /   /
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
--------------------------------------------------------------------------------
  NUMBER OF              7    SOLE VOTING POWER
  SHARES
  BENEFICIALLY      ------------------------------------------------------------
  OWNED                  8    SHARED VOTING POWER
                              450,000 (Includes shares held of record by The
                              Robertson Stephens Orphan Fund of which Robertson,
                              Stephens & Co. Investment Management, L.P. and
                              Bayview Investors, Ltd. are the General Partners.
                              Robertson, Stephens & Co., Inc. is General Partner
                              of Robertson, Stephens & Co. Investment
                              Management, L.P. and Bayview Investors, Ltd..
                              Includes shares held of record by The Robertson
                              Stephens Orphan Offshore Fund of which Robertson,
                              Stephens & Co. Investment Management, L.P. is
                              General Partner.  Includes shares held of record
                              by The Robertson Stephens Global Natural Resources
                              Fund of which Robertson, Stephens & Co. Investment
                              Management, L.P. is investment adviser.  Includes
                              shares held of record by The Robertson Stephens
                              Partners Fund of which Robertson, Stephens & Co.
                              Investment Management, L.P. is investment adviser.
                              See Item 5.)
                    ------------------------------------------------------------
  BY EACH                9    SOLE DISPOSITIVE POWER
  REPORTING
                    ------------------------------------------------------------
  PERSON WITH            10   SHARED DISPOSITIVE POWER
                              450,000
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          450,000
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        /  /
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)

          10.5%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

CUSIP No. 23380G106                                                 page 9 of 20

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
               CUSIP NO. 23380G106
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kenneth R. Fitzsimmons
          Tax I.D. ###-##-####
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  /  /
                                                             (b)  /X/
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          OO (Working Capital of Purchasing Funds) See Item 2.
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    /  /
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
--------------------------------------------------------------------------------
  NUMBER OF              7    SOLE VOTING POWER
    SHARES
  BENEFICIALLY      ------------------------------------------------------------
    OWNED                8    SHARED VOTING POWER
                              450,000 (Includes shares held of record by The
                              Robertson Stephens Orphan Fund of which Robertson,
                              Stephens & Co. Investment Management, L.P. and
                              Bayview Investors, Ltd. are the General Partners.
                              Robertson, Stephens & Co., Inc. is General Partner
                              of Robertson, Stephens & Co. Investment
                              Management, L.P. and Bayview Investors, Ltd..
                              Includes shares held of record by The Robertson
                              Stephens Orphan Offshore Fund of which Robertson,
                              Stephens & Co. Investment Management, L.P. is
                              General Partner.  Includes shares held of record
                              by The Robertson Stephens Global Natural Resources
                              Fund of which Robertson, Stephens & Co. Investment
                              Management, L.P. is investment adviser.  Includes
                              shares held of record by The Robertson Stephens
                              Partners Fund of which Robertson, Stephens & Co.
                              Investment Management, L.P. is investment adviser.
                              See Item 5.)
                    ------------------------------------------------------------
  BY EACH                9    SOLE DISPOSITIVE POWER
  REPORTING
                    ------------------------------------------------------------
  PERSON WITH            10   SHARED DISPOSITIVE POWER

                              450,000
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          450,000
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      /  /
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)

          10.5%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE COVER PAGE,

CUSIP No. 23380G106                                                page 10 of 20

ITEM 1.        SECURITY AND ISSUER.

               This Schedule 13D is filed with respect to the Common Stock of Dailey Petroleum Services (the "Company").

ITEM 2:        IDENTITY AND BACKGROUND.

               The Schedule 13D is filed on behalf of The Robertson Stephens Orphan Fund, Robertson, Stephens & Company Investment Management, L.P.
("RS&Co., L.P."), Bayview Investors, Ltd. ("Bayview"), The Robertson Stephens Global Natural Resources Fund, The Robertson Stephens Partners Fund, Robertson, Stephens & Company, Inc. ("RS&Co., Inc."), and RS&Co., Inc.'s five shareholders, Messrs. Sanford R. Robertson, Paul H. Stephens, Michael G. McCaffery, G. Randy Hecht, and Kenneth R. Fitzsimmons. The purchase of the Company's shares giving rise to this 13D was made by one investment fund, The Robertson Stephens Orphan Fund (the "Fund").

               This Schedule 13D relates to the direct beneficial ownership in the shares of the Company by the Funds, and the indirect beneficial ownership of RS&Co., L.P., Bayview, and RS&Co., Inc. in the shares of the Company held by the Funds. Messrs. Robertson, Stephens, McCaffery, Hecht and Fitzsimmons disclaim any beneficial ownership with respect to shares of the Company that RS&Co., Inc. may be deemed to be beneficially own, are included in this Schedule 13D for protective disclosure purposes only, and shall not be deemed by their inclusion in this Schedule 13D to have made any admission that any such person has any beneficial interest in such shares.

               Set forth below is the following information with respect to the persons signing this Schedule 13D: name; place of organization; address of principal business and office; principal business; information concerning criminal convictions during the past five years; and information concerning civil or administrative proceedings during the past five years with respect to any state or federal securities laws.


I. (a) The Robertson Stephens Global Natural Resources Fund, A Massachusetts Business Trust. The Registered Investment Manager of The Robertson Stephens Global Natural Resources Fund is: Robertson, Stephens & Co. Investment Management, L.P. The General Partner of Robertson, Stephens & Co. Investment Management, L.P. is Robertson, Stephens & Company, Incorporated.

          (b)  555 California Street, Suite 2600
               San Francisco, CA  94104

          (c)  Business Trust, Registered Investment Company.

          (d)   No convictions in criminal proceedings.

          (e)  No civil or administrative proceedings.

II. (a) Robertson, Stephens & Company, Incorporated, is a California Corporation. Robertson, Stephens & Company, Incorporated is the General Partner of Robertson, Stephens & Company, L.P.

CUSIP No. 23380G106                                                page 11 of 20


          (b)  555 California Street, Suite 2600
               San Francisco, CA  94104

          (c)  Corporation, Investment Banking.

          (d)  No convictions in criminal proceedings.

          (e)  No civil or administrative proceedings.

VI.       (a)  Paul H. Stephens.

          (b)  555 California Street, Suite 2600
               San Francisco, CA  94104

          (c) Paul H. Stephens is Managing Director and Chief Investment Officer, and a shareholder, of Robertson, Stephens & Company, Incorporated.

          (d)  No convictions in criminal proceedings.

          (e)  No civil or administrative proceedings.

VII.      (a)  Sanford R. Robertson.

          (b)  555 California Street, Suite 2600
               San Francisco, CA  94104

          (c) Sanford R. Robertson is the Chairman of and a shareholder of Robertson, Stephens & Company, Incorporated.

          (d)  No convictions in criminal proceedings.

          (e)  No civil or administrative proceedings.

VIII.     (a)  Michael G. McCaffery.

          (b)  555 California Street, Suite 2600
               San Francisco, CA  94104

          (c) Michael G. McCaffery is the President and Chief Executive Officer, and a shareholder, of Robertson, Stephens & Company, Incorporated.

          (d)  No convictions in criminal proceedings.

          (e)  No civil or administrative proceedings.

IX.       (a)  G. Randy Hecht.

          (b)  555 California Street, Suite 2600
               San Francisco, CA  94104

CUSIP No. 23380G106                                                page 12 of 20

          (c) G. Randy Hecht is the Executive Vice President, Chief Operating Officer, and shareholder of Robertson, Stephens & Company, Incorporated.

          (d)  No convictions in criminal proceedings.


          (e)  No civil or administrative proceedings.

X.        (a)  Kenneth R. Fitzsimmons.

          (b)  555 California Street, Suite 2600
               San Francisco, CA  94104

          (c) Kenneth R. Fitzsimmons is the Managing Director, Director of Capital Markets, and shareholder of Robertson, Stephens & Company, Incorporated.

          (d)  No convictions in criminal proceedings.

          (e)  No civil or administrative proceedings.

ITEM 3:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          The securities with respect to which this Schedule 13D is filed were purchased by the Funds using working capital contributed by their respective partners.

ITEM 4:   PURPOSE OF TRANSACTION:

          The securities with respect to which this Schedule 13D is filed were purchased by the Funds in the ordinary course of investment and not with the intention nor effect of changing or influencing control of the Issuer. The reporting persons may sell all or part or acquire additional securities of the Issuer depending on market conditions and other economic factors.

CUSIP No. 23380G106                                                page 13 of 20

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER.

          (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

                                                                No. of Shares
          Name of                                                 Beneficially           Percentage of
          Beneficial Owner                                          Owned                 Class(1)
          --------------------------------------------------------------------------------------------
          The Robertson Stephens Global Natural Resources Fund       250,000  (1)             5.85%
          The Robertson Stephens Partners Fund                       150,000  (2)             3.51%
          The Robertson Stephens Orphan Fund                          40,000  (3)              .93%
          The Robertson Stephens Orphan Offshore Fund                 10,000  (4)              .23%
          Robertson Stephens & Co Investment Management L.P.          50,000  (5)              .93%
          Bayview Investors, Ltd.                                     40,000  (6)              .93%
          Robertson, Stephens & Company, Incorporated                450,000  (7)            10.53%
          Paul H. Stephens                                           450,000  (8)            10.53%
          Sanford R. Robertson                                       450,000  (9)            10.53%
          Michael G. McCaffery                                       450,000  (10)           10.53%
          G. Randy Hecht                                             450,000  (11)           10.53%
          Kenneth R. Fitzsimmons                                     450,000  (12)           10.53%


(1) All percentages in this table are based, pursuant to Rule 13D-1(e) of the Securities Exchange Act of 1934, as amended, on 4,270,000 shares of Common Stock of the Issuer outstanding as of December 6, 1996.

(2) The Robertson Stephens Global Natural Resources Fund is a Registered Investment Company. Robertson, Stephens & Co. Investment Management L.P. is the registered investment manager for the Global Natural Resources Fund. RS&Co., Inc. is the General Partner of Robertson Stephens & Co. Investment Management L.P.

(3) The Robertson Stephens Partners Fund is a Registered Investment Company. Robertson Stephens & Co. Investment Management L.P. is the registerd investment manager for the Global Natural Resources Fund. RS&Co., Inc. is the General Partner of Robertson Stephens & Co. Investment Management L.P.

(4)       The Robertson Stephens Orphan Fund is a California Limited
          Partnership.

(5) The Robertson Stephens Orphan Offshore Fund is a Cayman Islands Limited Partnership.

(6) Robertson, Stephens & Co. Investment Management L.P., a California Limited Partnership, as General Partner of The Robertson Stephens Orphan Fund and the Robertson Stephens Orphan Offshore Fund is deemed to have shared dispositive power over 50,000 shares of the Company.

CUSIP No. 23380G106                                                page 14 of 20

(7) Bayview Investors, Ltd. is a California Limited Partnership, as General Partner of The Robertson Stephens Orphan Fund is deemed to have shared dispositive power over 40,000 shares of the Company.

(8) Robertson, Stephens & Company, Inc., a California Corporation, is the General Partner of Robertson, Stephens & Company Investment Management L.P., and as such is deemed to have shared dispositive power over 50,000 shares of the Company. As General Partner of the Global Natural Resources Fund and the Partners Fund's Investment Adviser, Robertson Stephens & Co. Investment Management L.P., Inc. is deemed to have shared dispositive power over 400,000 shares of the Company.

(9) Paul H. Stephens is the Chief Investment Officer of RS&Co., Inc. and as such may be deemed to have shared voting power over 450,000 shares of the Company held by the Funds. He is also a shareholder of Robertson, Stephens & Company Inc.

(10) Sanford R. Robertson is Chairman and a shareholder of Robertson, Stephens & Company Inc. and as such may be deemed to have shared voting power over 450,000 shares of the Company held by the Funds.

(11) Michael G. McCaffery is President and Chief Executive Officer and a shareholder of Robertson, Stephens & Company Inc. and as such may be deemed to have shared voting power over 450,000 shares of the Company held by the Funds.

(12) G. Randal Hecht is Executive Vice President, Chief Operating Officer and a shareholder of Robertson, Stephens & Company Inc. and as such may be deemed to have shared voting power over 450,000 shares of the Company held by the Funds.

(13) Kenneth R. Fitzsimmons is the Managing Director, Director of Capital Markets and a shareholder of Robertson, Stephens & Company Inc. and as such may be deemed to have shared voting power over 450,000 shares of the Company held by the Funds.

CUSIP No. 23380G106                                                page 15 of 20

     (c) The following is a list of transactions by the filing parties since the last amendment.




           ENTITY                                   DATE              SHARES            PRICE             TRANSACTION
           ------                                   ----              ------            -----             -----------
          Global Natural Resources Fund            January 17 1997       2,500          $10.38            Open Mkt. Sell
          Global Natural Resources Fund            January 16 1997       4,200          $10.17            Open Mkt. Sell
          Global Natural Resources Fund            January 15 1997       1,700          $10.08            Open Mkt. Sell
          Global Natural Resources Fund            January 9 1997        3,200          $10.10            Open Mkt. Sell
          Global Natural Resources Fund            January 7 1997        3,700          $10.57            Open Mkt. Sell
          Global Natural Resources Fund            January 6 1997       10,000          $10.25            Open Mkt. Sell
          Orphan Offshore Fund                     January 17 1997         200          $10.38            Open Mkt. Sell
          Orphan Offshore Fund                     January 16 1997        1300          $10.15            Open Mkt. Sell
          Orphan Offshore Fund                     January 15 1997        1100          $10.02            Open Mkt. Sell
          Orphan Offshore Fund                     January 9 1997         1200          $10.11            Open Mkt. Sell
          Orphan Offshore Fund                     January 7 1997         1200          $10.58            Open Mkt. Sell
          Orphan Offshore Fund                     December 2 1996        7000          $10.87            Open Mkt. Sell
          Partners Fund                            November 6 1996        1000          $10.13            Open Mkt. Sell
          Partners Fund                            November 4 1996        1000          $10.25            Open Mkt. Sell
          Partners Fund                            January 17 1997        2500          $10.37            Open Mkt. Sell
          Partners Fund                            January 16 1997        4300          $10.17            Open Mkt. Sell
          Partners Fund                            January 15 1997        1500          $10.09            Open Mkt. Sell
          Partners Fund                            January 9 1997         3200          $10.12            Open Mkt. Sell
          Orphan Offshore Fund                     January 7 1997         3800          $10.58            Open Mkt. Sell
          Orphan Offshore Fund                     January 6 1997        10000          $10.25            Open Mkt. Sell
          The Orphan Fund                          December 2 1996        5800          $10.87            Open Mkt. Buy
          The Orphan Fund                          November 6 1996        1000          $10.13            Open Mkt. Buy
          Orphan Offshore Fund                     November 4 1996        1000          $10.25            Open Mkt. Buy
          The Orphan Fund                          January 17 1997        4800          $10.38            Open Mkt. Sell
          The Orphan Fund                          January 16 1997        7200          $10.00            Open Mkt. Sell
          The Orphan Fund                          January 15 1997        3700          $10.00            Open Mkt. Sell

CUSIP No. 23380G106                                                page 16 of 20




          The Orphan Fund                          January 9 1997         5200          $10.13            Open Mkt. Sell
          The Orphan Fund                          January 7 1997         6100          $10.63            Open Mkt. Sell


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Please refer to Item 5.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following exhibits are filed herewith:

          Exhibit A  - Agreement of Joint Filing

          Exhibit B  - Power of Attorney

CUSIP No. 23380G106                                                page 17 of 20



ITEM 8.   SIGNATURE PAGE.

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

          THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED
          PARTNERSHIP.
          By   Robertson, Stephens & Company, L.P.
          By   Robertson, Stephens & Company, Incorporated

          By:  Paul H. Stephens*
               ------------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

          BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP.
          By   Robertson, Stephens & Company, L.P.
          By   Robertson, Stephens & Company, Incorporated

          By:  Paul H. Stephens*
               -----------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

          ROBERTSON, STEPHENS & COMPANY, L.P., A CALIFORNIA LIMITED PARTNERSHIP.
          By   Robertson, Stephens & Company, Incorporated

          By:  Paul H. Stephens*
               ------------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

          THE ROBERTSON STEPHENS CONTRARIAN FUND, A MASSACHUSETTS
          BUSINESS TRUST.
          By   Robertson, Stephens & Company, Incorporated

          By:  Paul H. Stephens*
               -----------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

          ROBERTSON, STEPHENS & COMPANY, INCORPORATED

          By:  Paul H. Stephens*
               ------------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

CUSIP No. 23380G106                                                page 18 of 20



               Paul H. Stephens*
               ------------------
               Paul H. Stephens

               Sanford R. Robertson*
               ----------------------
               Sanford R. Robertson

               Michael G. McCaffery*
               ---------------------
               Michael G. McCaffery

               G. Randy Hecht*
               ----------------
               G. Randy Hecht

               Kenneth R. Fitzsimmons*
               -----------------------
               Kenneth R. Fitzsimmons


*By:
          ------------------------------
          Robert C. Greenwood
          Pursuant to Power of Attorney
          Previously Filed

CUSIP No. 23380G106                                                page 19 of 20
                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

          The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Act of the Statement dated January 31, 1997 containing the information required by Schedule 13D, for the Common Stock of Dailey Petroleum Services, Inc. held by The Robertson Stephens Orphan Fund, The Robertson Stephens Orphan Offshore Fund, Bayview Investors, Ltd., Robertson, Stephens & Company, Investment Management L.P., The Robertson Stephens Global Natural Resources Fund, The Robertson Stephens Partners Fund, and Robertson, Stephens & Company, Incorporated.

Dated:    January 31, 1997


          THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED PARTNERSHIP.
          By   Robertson, Stephens & Company, L.P.
          By   Robertson, Stephens & Company, Incorporated

          By:  Paul H. Stephens*
               -------------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

          BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP.
          By   Robertson, Stephens & Company, L.P.
          By   Robertson, Stephens & Company, Incorporated

          By:  Paul H. Stephens*
               ------------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

          ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP.
          By   Robertson, Stephens & Company, Incorporated

          By:  Paul H. Stephens*
               ------------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

          THE ROBERTSON STEPHENS GLOBAL NATURAL RESOURCES FUND, A
          MASSACHUSETTS BUSINESS TRUST.
          By   Robertson, Stephens & Company, Incorporated

          By:  Paul H. Stephens*
               ------------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

CUSIP No. 23380G106                                                page 20 of 20

          THE ROBERTSON STEPHENS PARTNERS FUND, A MASSACHUSETTS
          BUSINESS TRUST.
          By   Robertson, Stephens & Company, Incorporated


          By:  Paul H. Stephens*
               ------------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

          ROBERTSON, STEPHENS & COMPANY, INCORPORATED

          By:  Paul H. Stephens*
               ------------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

               Paul H. Stephens*
               ------------------
               Paul H. Stephens

               Sanford R. Robertson*
               ------------------------
               Sanford R. Robertson

               Michael G. McCaffery*
               ----------------------
               Michael G. McCaffery

               G. Randy Hecht*
               ---------------------
               G. Randy Hecht

               Kenneth R. Fitzsimmons*
               ------------------------
               Kenneth R. Fitzsimmons



*By
        ------------------------
        Robert C. Greenwood
        Pursuant to Power of Attorney
        Previously Filed

                                      EXHIBIT B

                         ROBERTSON, STEPHENS & COMPANY, INC.

                                  POWER OF ATTORNEY

                        SCHEDULES 13D AND 13G - FORMS 3,4, & 5

         Each of the undersigned, solely in his capacity as a shareholder of Robertson, Stephens & Company, Inc. ("the Company"), does hereby appoint, Paul Stephens, G. Randy Hecht, Dana Welch, Terry Otton and Robert Greenwood (with full power to each of them to act alone), his true and lawful attorney (in fact) and agent to execute in his name, place, and stead (in such capacities) any and all Schedules 13D and 13G under Sections 13(d) and 13(g), respectively, of the Securities and Exchange Act of 1934, as amended (the "Act") and all Forms 3, 4, and 5 under Section 16 of the Act, and any amendments thereto, in connection with securities beneficially owned by the Company, and all documents necessary or desirable in connection therewith, including all exhibits and to file the same with the Securities and Exchange Commission. Each said attorney and agent has power and authority to do and perform in the name of and on behalf of each of the undersigned, in any and all capacities, every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and approving the act of each said attorney and agent.



/s/ G. Randy Hecht                                             February 7, 1997
--------------------------------------------------------------------------------
G. Randy Hecht


/s/ Paul H. Stephens                                           February 7, 1997
--------------------------------------------------------------------------------
Paul H. Stephens


/s/ Michael McCaffery                                          February 7, 1997
--------------------------------------------------------------------------------
Michael McCaffery


/s/ Kenneth Fitzsimmons                                        February 7, 1997
--------------------------------------------------------------------------------
Kenneth Fitzsimmons


/s/ Sanford Robertson                                          February 7, 1997
--------------------------------------------------------------------------------
Sanford Robertson